Exhibit 99.1

Unofficial English Translation

[TASE Logo]

Tel-Aviv Stock Exchange

February 9, 2017

Ref: 290635

To: To the attention of:

Members of TASE Ltd. Head of Securities Department

To Whom It May Concern,

Re:	Kitov Pharmaceuticals Holdings Ltd. – “Separate Trading Session” and Determination of Weight Cap Factor of “0”

1.	The trading manager decided that there will be a “Separate Trading Session” for the ordinary shares, no par value of Kitov Pharmaceuticals Holdings Ltd. (the “Shares”) during the pre-closing session for equity markets. The Separate Trading Session will commence at a randomly determined time between 4:39 p.m. and 4:40 p.m. Israel time, and will last for approximately 45 minutes, until the regular closing time for trading, which occurs at a random time between 5:24 p.m. and 5:25 p.m. Israel time.

2.	In the event the grounds which led to the trading halt in the Shares is not lifted, the trading halt in the Shares will be reinstated following the Separate Trading Session.

3.	We hereby inform you that in light of the trading halt in the Shares, the TASE Indices Manager decided that the index weight cap factor of the Shares (the “Factor”) will be decreased, as further described in Section 4.

4.	The following will be the Factor attributed to the Shares as of the date hereof, at the close of trading:

Security: Kitov Pharmaceuticals Holdings Ltd. (Security No.: 765016)
Number	Index	Original Factor	Close of Trading Factor
1	TA- all share	1	0
2	TA - Growth	1	0
3	TA- BlueTech -Global	1	0
4	TA- Biomed	1	0

5.	At such time as the trading halt in the Shares is lifted, the TASE Indices Manager will increase the Factor of the Shares in all Indices, to the original Factor as indicated in Section 4 above. Notification of such Factor increase, should it occur, will be publicized separately.

Sincerely

(-)

[NAME], Senior Executive

Tel - Aviv Stock Exchange Ltd.

Ahuzat Bayit St. 2, Tel Aviv 6525216 ● POB 29060 Tel Aviv 6129001 ● Tel: 076-8160411, Fax: 03-5105379

www.tase.co.il